Exhibit 99.1

Volvo Trucks to Arrange the World's Largest Competition for Workshop Personnel

STOCKHOLM, Sweden--(BUSINESS WIRE)--June 7, 2006--The world's largest competition for workshop personnel is about to get underway. The organiser, Volvo Trucks, (NASDAQ:VOLV) (STO:VOLVA) (STO:VOLVB) (BSE:VLV) is hoping for at least 12,000 participants from all over the world. The goal is to raise the level of competence of the personnel as well as the status of working as a mechanic.

A competition for workshops has existed in Sweden for 50 years, but it became global in 1977 and took on its current form and the name VISTA. Its purpose is to develop the competence of personnel working in the service workshops. The competition is decided through theoretical and practical exercises in which the participant' skill and knowledge of trucks and heavy engines are put to the test.

Today's modern trucks contain a great deal of sophisticated electronics and systems that put significant demands on the service staff. Any problems must be corrected quickly in order to get the truck back in service.

The competition is first decided on the national level in three theoretical rounds. Thereafter, the competitors go on to regional finals. The new feature in conjunction with the 30th anniversary is the global final that will be held in Gothenburg in June, 2007. Thirty competing teams, consisting of two to four participants each, will have qualified for this final. The final is decided through both theoretical and practical competitive tests.

"This is more a matter of developing competence than a competition. VISTA 2007 will be a true world championship in workshop quality. With the best service personnel in the business, we can attract more young people to this exciting occupation, and provide our customers with the best mechanics," says Staffan Jufors, President and CEO of Volvo Trucks.

June 7, 2006

Volvo Trucks sells trucks and transport solutions, specialized in heavy trucks with total weights above 16 tons. The company's products are marketed in more than 130 countries. Volvo Trucks is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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CONTACT: Volvo Trucks
Claes Claeson, +46 31 - 66 39 08